AGRIFY CORPORATION

101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

January 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Agrify Corporation

Registration Statement on Form S-1

Filed December 22, 2020

File No. 333-251616

Dear Ms. Adams:

Agrify Corporation (the “Company,” “we,” “us” or “our”) hereby transmits our response to Comment 36 in the comment letter dated September 8, 2020 (the “Letter”) received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form S-1 previously filed with the Commission on August 12, 2020. The Company subsequently filed its Registration Statement on Form S-1 (the “Registration Statement”) on December 22, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Note 15 - Subsequent Events
Issuance of Stock Options, page F-35

36.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that the Company’s stock options were priced utilizing the 409A valuation dated as of March 20, 2020 referred to in our response to Comment 35 of the Letter and a subsequent 409A valuation dated as of October 8, 2020. Both 409A valuations were prepared taking into account our efforts to complete our proposed initial public offering, the progress we made in the public offering process and the probability of successfully completing the initial public offering within a reasonable period of time from the dates of the valuations. We relied upon the valuation of our common stock as determined by the first 409A valuation for all of the stock options granted from March 20, 2020 (the date of the first 409A valuation) through August 2020. We decided to prepare the second 409A valuation as a result of our issuance of convertible promissory notes and warrants in a private placement we commenced in August 2020. We relied upon this second 409A valuation to determine the value of our common stock for all stock options granted during October 2020. We believe that the 409A valuations reflected the fair value of our common stock as of their respective dates and through October 2020. We will use the offering price per share in the initial public offering to determine the fair value of our common stock for all stock option grants during and after December 2020. Further, we will account for any difference between such offering price per share and the exercise price of such stock options as stock option compensation in our financial statements.

We thank the Staff in advance for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Niv Krikov
Niv Krikov Chief Financial Officer